

Mail Stop 3561

May 19, 2016

Via E-mail
McCord Christensen
Chief Executive Officer
PetIQ, Inc.
500 E. Shore Drive, Suite 120
Eagle, Idaho 83616

> **Re:** **PetIQ, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 13, 2016**
> **CIK No. 0001668673**

Dear Mr. Christensen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2016 letter.

Equity Sponsors, page 7

1. We note that Clarke Capital Partners is listed as an equity investor on your website. Please disclose the relationship with Clarke Capital Partners as required by Items 403 and 404 of Regulation S-K or advise.

The Transactions, pages 13 and 39

2. We note your revised disclosures in response to comment 6 that following the reclassification you will consolidate the financial results of Holdco pursuant to the VIE accounting model. Please revise to clarify here that after reclassification

       whether (a) you will possess a controlling financial interest in HoldCo and (b) you will be the primary beneficiary of HoldCo. In addition, provide the disclosures required by ASC 810-10-50-3. Please revise or advise.

       You may contact Myra Moosariparambil at (202) 551-3796 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: James Junewicz, Esq.
       Winston & Strawn LLP